

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 20, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.796% Fixed Rate/Floating Rate Notes due 2024 of Santander UK Group Holdings plc under the Exchange Act of 1934.

Sincerely,

